Exhibit 99.3

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2025

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2025	As at December 31, 2025
				Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	6	325,014	367,635	4,092
Intangible assets	6	27,450	29,494	328
Property, plant and equipment	4	80,684	80,540	896
Right-of-Use assets	5	25,598	29,247	326
Financial assets
Derivative assets	18	^	—	—
Investments	8	26,458	27,933	311
Trade receivables		299	645	7
Other financial assets	11	4,664	6,029	67
Investments accounted for using the equity method		1,327	1,991	22
Deferred tax assets		2,561	4,452	50
Contract assets		—	1,673	19
Non-current tax assets		7,230	7,807	87
Other non-current assets	12	7,460	8,543	95

Total non-current assets		508,745	565,989	6,300

Inventories	9	694	755	8
Financial assets
Derivative assets	18	1,820	148	2
Investments	8	411,474	455,035	5,065
Cash and cash equivalents	10	121,974	118,914	1,324
Trade receivables		117,745	135,815	1,511
Unbilled receivables		64,280	70,917	789
Other financial assets	11	8,448	9,511	106
Contract assets		15,795	12,663	141
Current tax assets		6,417	11,215	125
Other current assets	12	29,128	30,897	344

Total current assets		777,775	845,870	9,415

TOTAL ASSETS		1,286,520	1,411,859	15,715

EQUITY
Share capital		20,944	20,974	233
Share premium		2,628	5,827	65
Retained earnings		716,477	760,420	8,464
Share-based payment reserve		6,985	6,851	76
Special Economic Zone Re-investment reserve		27,778	28,437	317
Other components of equity		53,497	74,271	827

Equity attributable to the equity holders of the Company		828,309	896,780	9,982
Non-controlling interests		2,138	2,174	24

TOTAL EQUITY		830,447	898,954	10,006

LIABILITIES
Financial liabilities
Loans and borrowings	13	63,954	1,860	21
Lease liabilities		22,193	26,434	294
Derivative liabilities	18	—	520	6
Other financial liabilities	15	7,793	7,222	80
Deferred tax liabilities		16,443	17,851	199
Non-current tax liabilities		42,024	45,284	504
Other non-current liabilities	16	17,119	26,367	294
Provisions	17	294	158	2

Total non-current liabilities		169,820	125,696	1,400

Financial liabilities
Loans, borrowings and bank overdrafts	13	97,863	161,201	1,794
Lease liabilities		8,025	8,551	95
Derivative liabilities	18	968	4,725	53
Trade payables and accrued expenses	14	88,252	98,942	1,100
Other financial liabilities	15	3,878	5,684	63
Contract liabilities		20,063	25,912	289
Current tax liabilities		34,481	45,925	511
Other current liabilities	16	31,086	34,394	383
Provisions	17	1,637	1,875	21

Total current liabilities		286,253	387,209	4,309

TOTAL LIABILITIES		456,073	512,905	5,709

TOTAL EQUITY AND LIABILITIES		1,286,520	1,411,859	15,715

^	Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN: 00009627)	Managing Director
(DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129

Bengaluru
January 16, 2026

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended December 31,			Nine months ended December 31,
	Notes	2024	2025	2025	2024	2025	2025
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	21	223,188	235,558	2,622	665,842	683,877	7,612
Cost of revenues	22	(153,922)	(167,199)	(1,861)	(462,277)	(484,278)	(5,390)

Gross profit		69,266	68,359	761	203,565	199,599	2,222
Selling and marketing expenses	22	(16,081)	(15,008)	(167)	(49,313)	(45,213)	(503)
General and administrative expenses	22	(14,629)	(18,404)	(205)	(41,876)	(46,626)	(519)
Foreign exchange gains/(losses), net	24	410	788	9	(192)	1,528	17

Results from operating activities		38,966	35,735	398	112,184	109,288	1,217
Finance expenses	23	(4,146)	(3,656)	(41)	(11,003)	(10,876)	(121)
Finance and other income	24	9,708	9,232	103	26,383	28,104	313
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method		5	28	—	(37)	230	2

Profit before tax		44,533	41,339	460	127,527	126,746	1,411
Income tax expense	20	(10,866)	(9,889)	(110)	(31,228)	(29,307)	(326)

Profit for the period		33,667	31,450	350	96,299	97,439	1,085

Profit attributable to:
Equity holders of the Company		33,538	31,190	347	95,658	96,956	1,080
Non-controlling interests		129	260	3	641	483	5

Profit for the period		33,667	31,450	350	96,299	97,439	1,085

Earnings per equity share:	25
Attributable to equity holders of the Company
Basic		3.21	2.98	0.03	9.15	9.26	0.10
Diluted		3.20	2.97	0.03	9.13	9.23	0.10
Weighted average number of equity shares used in computing earnings per equity share
Basic		10,457,414,881	10,477,008,222	10,477,008,222	10,454,728,795	10,475,167,174	10,475,167,174
Diluted		10,482,964,010	10,498,247,011	10,498,247,011	10,481,436,710	10,499,925,047	10,499,925,047

The accompanying notes form an integral part of these interim condensed consolidated financial statements
As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN: 00009627)	Managing Director
(DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129

Bengaluru
January 16, 2026

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended December 31,			Nine months ended December 31,
	2024	2025	2025	2024	2025	2025
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
Profit for the period	33,667	31,450	350	96,299	97,439	1,085
Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans, net	(231)	(240)	(3)	150	(231)	(3)
Net change in fair value of investment in equity instruments measured at fair value through OCI	(367)	(422)	(5)	(533)	(485)	(5)

	(598)	(662)	(8)	(383)	(716)	(8)

Items that will be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	1,853	5,050	56	5,569	24,988	278
Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income	1	—	—	14	—	—
Net change in time value of option contracts designated as cash flow hedges, net of taxes	269	139	2	(95)	(77)	(1)
Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	(171)	59	1	(189)	(515)	(7)
Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	(1,100)	(560)	(6)	(1,555)	(2,333)	(26)
Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	37	(495)	(6)	611	(472)	(5)

	889	4,193	47	4,355	21,591	239

Total other comprehensive income, net of taxes	291	3,531	39	3,972	20,875	231

Total comprehensive income for the period	33,958	34,981	389	100,271	118,314	1,316

Total comprehensive income attributable to:
Equity holders of the Company	33,783	34,695	386	99,590	117,730	1,309
Non-controlling interests	175	286	3	681	584	7

	33,958	34,981	389	100,271	118,314	1,316

The accompanying notes form an integral part of these interim condensed consolidated financial statements
As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN: 00009627)	Managing Director
(DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129

Bengaluru
January 16, 2026

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity			Equity attributable to the equity holders of the Company	Non- controlling interests	Total equity
Particulars	Number of shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	Special Economic Zone Re- investment reserve	Foreign currency translation reserve(2)	Cash flow hedging reserve (3)	Other reserves (2)
As at April 1, 2024	5,225,138,246	10,450	3,291	630,936	6,384	42,129	47,261	578	8,854	749,883	1,340	751,223
Comprehensive income for the period
Profit for the period	—	—	—	95,658	—	—	—	—	—	95,658	641	96,299
Other comprehensive income	—	—	—	—	—	—	5,534	(1,839)	237	3,932	40	3,972

Total comprehensive income for the period	—	—	—	95,658	—	—	5,534	(1,839)	237	99,590	681	100,271

Issue of equity shares on exercise of options	10,727,228	21	4,243	—	(4,243)	—	—	—	—	21	—	21
Bonus issue of equity shares (4)	5,233,369,207	10,467	(5,613)	(3,193)	—	—	—	—	(1,661)	—	—	—
Compensation cost related to employee share-based payment	—	—	—	—	4,355	—	—	—	—	4,355	—	4,355
Transferred from Special Economic Zone Re-investment reserve	—	—	—	10,224	—	(10,224)	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	(58)	(58)

Other transactions for the period	5,244,096,435	10,488	(1,370)	7,031	112	(10,224)	—	—	(1,661)	4,376	(58)	4,318

As at December 31, 2024	10,469,234,681	20,938	1,921	733,625	6,496	31,905	52,795	(1,261)	7,430	853,849	1,963	855,812

(1)	Includes 11,905,480 treasury shares held as at December 31, 2024 by a controlled trust.
(2)	Refer to Note 19
(3)	Refer to Note 18
(4)	Refer to Note 30

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity			Equity attributable to the equity holders of the Company	Non- controlling interests	Total equity
Particulars	Number of shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	Special Economic Zone Re- investment reserve	Foreign currency translation reserve (2)	Cash flow hedging reserve (3)	Other reserves (2)
As at April 1, 2025	10,472,136,049	20,944	2,628	716,477	6,985	27,778	54,500	(210)	(793)	828,309	2,138	830,447
Comprehensive income for the period
Profit for the period	—	—	—	96,956	—	—	—	—	—	96,956	483	97,439
Other comprehensive income	—	—	—	—	—	—	24,870	(2,925)	(1,171)	20,774	101	20,875

Total comprehensive income for the period	—	—	—	96,956	—	—	24,870	(2,925)	(1,171)	117,730	584	118,314

Issue of equity shares on exercise of options	14,677,518	30	3,199	—	(3,199)	—	—	—	—	30	—	30
Dividend	—	—	—	(52,354)	—	—	—	—	—	(52,354)	(569)	(52,923)
Compensation cost related to employee share-based payment	—	—	—	—	3,065	—	—	—	—	3,065	—	3,065
Transferred to Special Economic Zone Re-investment reserve	—	—	—	(659)	—	659	—	—	—	—	—	—
Others	—	—	—	—	—	—	(5)	5	—	—	21	21

Other transactions for the period	14,677,518	30	3,199	(53,013)	(134)	659	(5)	5	—	(49,259)	(548)	(49,807)

As at December 31, 2025	10,486,813,567	20,974	5,827	760,420	6,851	28,437	79,365	(3,130)	(1,964)	896,780	2,174	898,954

Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)		233	65	8,464	76	317	884	(35)	(22)	9,982	24	10,006

(1)	Includes 11,905,480 treasury shares held as at December 31, 2025 by a controlled trust.
(2)	Refer to Note 19
(3)	Refer to Note 18

The accompanying notes form an integral part of these interim condensed consolidated financial statements
As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN: 00009627)	Managing Director
(DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129

Bengaluru
January 16, 2026

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Nine months ended December 31,
	2024	2025	2025
			Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities
Profit for the period	96,299	97,439	1,085
Adjustments to reconcile profit for the period to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net	(766)	(563)	(6)
Depreciation, amortization and impairment expense	22,362	21,822	243
Unrealized exchange (gain)/loss, net	421	2,212	25
Share-based compensation expense	4,355	3,065	34
Share of net (profit)/loss of associate and joint venture accounted for using equity method	37	(230)	(3)
Income tax expense	31,228	29,307	326
Finance and other income, net of finance expenses	(15,380)	(17,228)	(192)
Change in fair value of contingent consideration	(167)	48	1
Lifetime expected credit loss/(write-back)	(41)	2,982	33
Changes in operating assets and liabilities, net of effects from acquisitions
(Increase)/Decrease in trade receivables	4,722	(14,782)	(165)
(Increase)/Decrease in unbilled receivables and contract assets	5,519	(2,033)	(23)
(Increase)/Decrease in Inventories	183	(55)	(1)
(Increase)/Decrease in other financial assets and other assets	5,013	2,274	25
Increase/(Decrease) in trade payables, accrued expenses, other financial liabilities, other liabilities and provisions	(7,429)	8,954	100
Increase/(Decrease) in contract liabilities	3,765	4,373	49

Cash generated from operating activities before taxes	150,121	137,585	1,531
Income taxes paid, net	(18,160)	(20,000)	(222)

Net cash generated from operating activities	131,961	117,585	1,309

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(7,862)	(10,782)	(120)
Proceeds from disposal of property, plant and equipment	1,516	757	8
Investment in associate	—	(348)	(4)
Payment for purchase of investments	(596,107)	(609,225)	(6,781)
Proceeds from sale of investments	472,190	571,147	6,358
Payment for business acquisitions, net of cash acquired	(891)	(26,033)	(290)
Repayment of security deposit for property, plant and equipment	(300)	—	—
Interest received	19,810	21,032	234
Dividend received	1	2	^

Net cash generated from/(used in) investing activities	(111,643)	(53,450)	(595)

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	21	30	^
Repayment of loans and borrowings	(112,419)	(203,092)	(2,261)
Proceeds from loans and borrowings	135,088	197,182	2,195
Payment of lease liabilities	(7,543)	(8,564)	(95)
Payment for contingent consideration	—	(319)	(4)
Payment of deferred consideration on business combination	—	(218)	(2)
Interest and finance expenses paid	(6,713)	(4,666)	(52)
Payment of dividend	—	(52,354)	(583)
Payment of dividend to Non-controlling interest holders	—	(569)	(6)

Net cash generated from/(used) in financing activities	8,434	(72,570)	(808)

Net increase in cash and cash equivalents during the period	28,752	(8,435)	(94)
Effect of exchange rate changes on cash and cash equivalents	26	5,375	60
Cash and cash equivalents at the beginning of the period	96,951	121,974	1,358

Cash and cash equivalents at the end of the period (Refer to Note 10)	125,729	118,914	1,324

^	Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements
As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN: 00009627)	Managing Director
(DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129

Bengaluru
January 16, 2026

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a leading information technology services and consulting company, focused on building innovative solutions that address clients’ most complex digital transformation needs. From GenAI and cloud computing to data, from silicon chip design to blockchain, our consultants, analysts, designers, and engineers work on solutions that unlock our clients’ boldest ambitions.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange.

The Company’s Board of Directors authorized these interim condensed consolidated financial statements for issue on January 16, 2026.

2. Basis of preparation of interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

The interim condensed consolidated financial statements have been prepared in compliance with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2025. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”).

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the interim condensed consolidated statements of income, interim condensed consolidated statements of comprehensive income and interim condensed consolidated statements of financial position. These items are disaggregated separately in the notes to the interim condensed consolidated financial statements, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for new accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2025.

The assets which are expected to be realized within a period of twelve months from the end of reporting period are classified as current assets. Similarly, the liabilities which are expected to be settled within a period of twelve months from the end of reporting period are classified as current liabilities. All other assets and liabilities are classified as non-current.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian Rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures. Previous period figures have been regrouped/rearranged, wherever necessary.

(ii) Basis of measurement

The interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit liability/(asset) is recognized as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration and liability on written put options.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian Rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three and nine months ended December 31, 2025, have been translated into United States Dollars at the certified foreign exchange rate of U.S.$1 = ₹ 89.84 as published by Federal Reserve Board of Governors on December 31, 2025. No representation is made that the Indian Rupee amounts have been, could have been or could be converted into United States Dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires the management to make judgments, accounting estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Accounting estimates are monetary amounts in the interim condensed consolidated financial statements that are subject to measurement uncertainty. An accounting policy may require items in the interim condensed consolidated financial statements to be measured at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, management develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgements or assumptions based on the latest available and reliable information. Actual results may differ from those accounting estimates.

Accounting estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected. In particular, information about material areas of estimation, uncertainty and critical judgments in applying accounting policies that have material effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive (the “Transaction Price”). The Company allocates the Transaction Price to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed-price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill recognized on business combination is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of goodwill or a cash generating unit to which goodwill pertains, is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America.

Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realizable, however, could reduce in the near term if estimates of future taxable income during the carry-forward period are reduced.

d)

Business combinations: In accounting for business combinations, judgment is required to assess whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

e)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

f)

Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

g)

Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

h)

Provisions and contingent liabilities: The Company estimates the provisions that have present obligations as a result of past events and it is probable that outflow of resources will be required to settle the obligations. These provisions are reviewed at the end of each reporting date and are adjusted to reflect the current best estimates.

The Company uses significant judgement to disclose contingent liabilities. Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount cannot be made. Contingent assets are neither recognized nor disclosed in the financial statements.

3. Material accounting policy information

Please refer to the Company’s Annual report for the year ended March 31, 2025, for a discussion of the Company’s other material accounting policy information except for new accounting standards, amendments and interpretations adopted by the Company effective on or after April 1, 2025.

i. New amendment adopted by the Company effective from April 1, 2025:

Amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates

On August 15, 2023, IASB issued ‘Lack of Exchangeability (Amendments to IAS 21)’ that clarifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable. These amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier application permitted. The adoption of amendments to IAS 21 did not have any material impact on the interim condensed consolidated financial statements.

ii. New amendments not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2025 and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the interim condensed consolidated financial statements of the Company are:

IFRS 18 – Presentation and Disclosure in Financial Statements

On April 9, 2024, IASB issued IFRS 18 ‘Presentation and Disclosure in Financial Statements’ which supersedes IAS 1 ‘Presentation of Financial Statements’, aimed at improving comparability and transparency of communication in financial statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations. These categories are complemented by the requirement to present specified totals and subtotals for ‘operating profit or loss’, ‘profit or loss before financing and income taxes’ and ‘profit or loss’. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financials information based on the identified ‘roles’ of the primary financial statements and the notes.

Consequent to above, a narrow-scope amendments have been made to IAS 7 ‘Statement of Cash Flows’, which include changing the starting point for determining cash flows from operations under the indirect method from ‘profit or loss’ to ‘operating profit or loss’. Further, some requirements previously included within IAS 1 have been moved to IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ which has also been renamed IAS 8 ‘Basis of Preparation of Financial Statements’. IAS 34 ‘ Interim Financial Reporting’ was amended to require disclosure of management defined performance measures. Minor consequential amendments to other standards were also made.

An entity that prepares condensed interim financial statements in accordance with IAS 34 in the first year of adoption of IFRS 18, must present the heading and mandatory subtotals it expects to use in its annual financial statement. Comparative period in both the interim and annual financial statements will need to be restated and a reconciliation of the statement of profit or loss previously published will be required for the immediately preceding comparative period. IFRS 18 and the amendments to the other standards, is effective for reporting period beginning on or after January 1, 2027 and are to be applied retrospectively, with earlier application permitted.

The Company is currently assessing the impact of adopting IFRS 18 and the amendments to other standards, on the interim condensed consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

On May 30, 2024, IASB issued ‘Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)’ to address matters identified during the post-implementation review of IFRS 9. The amendments clarify that a financial liability is derecognized on the ‘settlement date’ and introduce an accounting policy choice to derecognize financial liabilities settled using an electronic payment system before settlement date. The classification of financial asset with ESG linked features has been clarified through additional guidance on the assessment of contingent features. Additional disclosures are introduced for financial instruments with contingent features and equity instruments classified as fair value through OCI. These amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted. The Company is currently assessing the impact of adopting these amendments on the interim condensed consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 - Contracts referencing Nature-dependent electricity

The International Accounting Standards Board (IASB) has published amendments to IFRS 9 and IFRS 7 titled Contracts Referencing Nature-dependent Electricity. The IASB has added application guidance to IFRS 9 to address specifically whether a contract to buy electricity generated from a source dependent on natural conditions is held for the entity’s own-use expectations. The amendments also address specifically how an entity applies the hedge accounting requirements in IFRS 9 when a contract referencing nature-dependent electricity with a variable nominal amount is designated as the hedging instrument. The IASB decided to add complementary disclosure requirements to IFRS 7. The amendments are effective for annual periods beginning on or after 1 January 2026, with earlier application permitted. The Company is currently assessing the impact of adopting these amendments on the interim condensed consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and equipments (1)		Furniture and fixtures		Office equipments		Vehicles		Total
Gross carrying value:
As at April 1, 2024	₹	4,375	₹	47,024	₹	102,513	₹	18,233	₹	7,514	₹	34	₹	179,693
Additions		4		2,342		4,493		728		580		6		8,153
Additions through Business combinations		—		—		9		—		—		—		9
Disposals		—		(464)		(6,100)		(735)		(236)		(1)		(7,536)
Translation adjustment		(2)		(48)		(207)		(25)		(15)		(1)		(298)

As at December 31, 2024	₹	4,377	₹	48,854	₹	100,708	₹	18,201	₹	7,843	₹	38	₹	180,021

Accumulated depreciation/ impairment:
As at April 1, 2024	₹	—	₹	11,775	₹	75,549	₹	12,287	₹	5,932	₹	22	₹	105,565
Depreciation and impairment		—		1,211		8,325		1,616		455		3		11,610
Disposals		—		(217)		(5,877)		(603)		(210)		(1)		(6,908)
Translation adjustment		—		(50)		(188)		(17)		(15)		(1)		(271)

As at December 31, 2024	₹	—	₹	12,719	₹	77,809	₹	13,283	₹	6,162	₹	23	₹	109,996

Net carrying value as at December 31, 2024	₹	4,377	₹	36,135	₹	22,899	₹	4,918	₹	1,681	₹	15	₹	70,025

Capital work-in-progress													₹	7,735

Net carrying value including Capital work-in-progress as at December 31, 2024													₹	77,760

Gross carrying value:
As at April 1, 2024	₹	4,375	₹	47,024	₹	102,513	₹	18,233	₹	7,514	₹	34	₹	179,693
Additions		—		6,215		10,623		3,143		943		10		20,934
Additions through Business combination		—		—		9		—		—		—		9
Disposals		(6)		(680)		(13,668)		(1,803)		(793)		(9)		(16,959)
Translation adjustment		4		(3)		77		3		(1)		(1)		79

As at March 31, 2025	₹	4,373	₹	52,556	₹	99,554	₹	19,576	₹	7,663	₹	34	₹	183,756

Accumulated depreciation/ impairment:
As at April 1, 2024	₹	—	₹	11,775	₹	75,549	₹	12,287	₹	5,932	₹	22	₹	105,565
Depreciation and impairment		—		1,662		11,050		2,229		623		4		15,568
Disposals		—		(410)		(13,189)		(1,526)		(730)		(8)		(15,863)
Translation adjustment		—		(30)		49		(1)		(4)		(1)		13

As at March 31, 2025	₹	—	₹	12,997	₹	73,459	₹	12,989	₹	5,821	₹	17	₹	105,283

Net carrying value as at March 31, 2025	₹	4,373	₹	39,559	₹	26,095	₹	6,587	₹	1,842	₹	17	₹	78,473

Capital work-in-progress													₹	2,211

Net carrying value including Capital work-in-progress as at March 31, 2025													₹	80,684

Gross carrying value:
As at April 1, 2025	₹	4,373	₹	52,556	₹	99,554	₹	19,576	₹	7,663	₹	34	₹	183,756
Additions		—		696		5,904		1,592		556		2		8,750
Additions through Business combination (Refer to Note 7)		—		131		109		22		99		1		362
Disposals		—		(507)		(5,105)		(671)		(64)		(1)		(6,348)
Translation adjustment		25		300		2,130		166		100		1		2,722

As at December 31, 2025	₹	4,398	₹	53,176	₹	102,592	₹	20,685	₹	8,354	₹	37	₹	189,242

Accumulated depreciation/ impairment:
As at April 1, 2025	₹	—	₹	12,997	₹	73,459	₹	12,989	₹	5,821	₹	17	₹	105,283
Depreciation and impairment		—		1,377		7,273		1,814		504		4		10,972
Disposals		—		(385)		(5,018)		(505)		(47)		(1)		(5,956)
Translation adjustment		—		148		1,815		121		81		1		2,166

As at December 31, 2025	₹	—	₹	14,137	₹	77,529	₹	14,419	₹	6,359	₹	21	₹	112,465

Net carrying value as at December 31, 2025	₹	4,398	₹	39,039	₹	25,063	₹	6,266	₹	1,995	₹	16	₹	76,777

Capital work-in-progress (2)													₹	3,763

Net carrying value including Capital work-in-progress as at December 31, 2025													₹	80,540

(1)	Including net carrying value of computer equipment and software amounting to ₹ 13,587, ₹ 16,003 and ₹ 15,524, as at December 31, 2024, March 31, 2025 and December 31, 2025, respectively.
(2)	Including capital advance of ₹ 15 and Capital work-in-progress of ₹ 6 on account of additions through business combination. (Refer to Note 7)

5. Right-of-Use assets

	Category of Right-of-Use assets
	Land		Buildings		Plant and equipments		Vehicles		Total
Gross carrying value:
As at April 1, 2024	₹	1,343	₹	28,453	₹	2,242	₹	849	₹	32,887
Additions		—		8,954		33		165		9,152
Disposals		(221)		(3,687)		(2)		(153)		(4,063)
Translation adjustment		—		(53)		31		(9)		(31)

As at December 31, 2024	₹	1,122	₹	33,667	₹	2,304	₹	852	₹	37,945

Accumulated depreciation:
As at April 1, 2024	₹	98	₹	13,237	₹	1,086	₹	511	₹	14,932
Depreciation		16		3,987		338		133		4,474
Disposals		(14)		(3,140)		(2)		(148)		(3,304)
Translation adjustment		—		(46)		8		(5)		(43)

As at December 31, 2024	₹	100	₹	14,038	₹	1,430	₹	491	₹	16,059

Net carrying value as at December 31, 2024	₹	1,022	₹	19,629	₹	874	₹	361	₹	21,886

Gross carrying value:
As at April 1, 2024	₹	1,343	₹	28,453	₹	2,242	₹	849	₹	32,887
Additions		—		10,822		3,735		228		14,785
Disposals		(221)		(4,389)		(632)		(354)		(5,596)
Translation adjustment		—		152		100		17		269

As at March 31, 2025	₹	1,122	₹	35,038	₹	5,445	₹	740	₹	42,345

Accumulated depreciation:
As at April 1, 2024	₹	98	₹	13,237	₹	1,086	₹	511	₹	14,932
Depreciation		21		5,362		539		180		6,102
Disposals		(13)		(3,776)		(303)		(319)		(4,411)
Translation adjustment		—		81		34		9		124

As at March 31, 2025	₹	106	₹	14,904	₹	1,356	₹	381	₹	16,747

Net carrying value as at March 31, 2025	₹	1,016	₹	20,134	₹	4,089	₹	359	₹	25,598

Gross carrying value:
As at April 1, 2025	₹	1,122	₹	35,038	₹	5,445	₹	740	₹	42,345
Additions		—		7,215		—		188		7,403
Additions through Business combination (Refer to Note 7)		—		1,062		—		—		1,062
Disposals		—		(3,639)		(2)		(134)		(3,775)
Translation adjustment		—		1,284		366		108		1,758

As at December 31, 2025	₹	1,122	₹	40,960	₹	5,809	₹	902	₹	48,793

Accumulated depreciation:
As at April 1, 2025	₹	106	₹	14,904	₹	1,356	₹	381	₹	16,747
Depreciation		14		4,067		660		162		4,903
Disposals		—		(2,881)		(2)		(108)		(2,991)
Translation adjustment		—		662		168		57		887

As at December 31, 2025	₹	120	₹	16,752	₹	2,182	₹	492	₹	19,546

Net carrying value as at December 31, 2025	₹	1,002	₹	24,208	₹	3,627	₹	410	₹	29,247

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	As at
	March 31, 2025		December 31, 2025
Balance at the beginning of the period	₹	316,002	₹	325,014
Translation adjustment		7,688		18,577
Acquisition through Business combinations (Refer to Note 7)		1,324		24,044

Balance at the end of the period	₹	325,014	₹	367,635

The movement in intangible assets is given below:

	Intangible assets
	Customer- related		Marketing- related		Total
Gross carrying value:
As at April 1, 2024	₹	43,672	₹	11,972	₹	55,644
Acquisition through Business combinations		1,896		—		1,896
Deductions/adjustments		(4,091)		(2,503)		(6,594)
Translation adjustment		1,052		270		1,322

As at December 31, 2024	₹	42,529	₹	9,739	₹	52,268

Accumulated amortization/ impairment:
As at April 1, 2024	₹	18,281	₹	4,615	₹	22,896
Amortization and impairment (1)		4,959		1,319		6,278
Deductions/adjustments		(4,091)		(2,503)		(6,594)
Translation adjustment		484		103		587

As at December 31, 2024	₹	19,633	₹	3,534	₹	23,167

Net carrying value as at December 31, 2024	₹	22,896	₹	6,205	₹	29,101

Gross carrying value:
As at April 1, 2024	₹	43,672	₹	11,972	₹	55,644
Acquisition through Business combination		1,896		—		1,896
Deductions/adjustments		(4,101)		(2,518)		(6,619)
Translation adjustment		994		268		1,262

As at March 31, 2025	₹	42,461	₹	9,722	₹	52,183

Accumulated amortization/ impairment:
As at April 1, 2024	₹	18,281	₹	4,615	₹	22,896
Amortization and impairment (1)		6,327		1,582		7,909
Deductions/adjustments		(4,101)		(2,518)		(6,619)
Translation adjustment		443		104		547

As at March 31, 2025	₹	20,950	₹	3,783	₹	24,733

Net carrying value as at March 31, 2025	₹	21,511	₹	5,939	₹	27,450

Gross carrying value:
As at April 1, 2025	₹	42,461	₹	9,722	₹	52,183
Acquisition through Business combination (Refer to Note 7)		5,644		1,109		6,753
Deductions/adjustments		(4,370)		—		(4,370)
Translation adjustment		1,968		506		2,474

As at December 31, 2025	₹	45,703	₹	11,337	₹	57,040

Accumulated amortization/ impairment:
As at April 1, 2025	₹	20,950	₹	3,783	₹	24,733
Amortization and impairment (1)		5,121		826		5,947
Deductions/adjustments		(4,370)		—		(4,370)
Translation adjustment		1,017		219		1,236

As at December 31, 2025	₹	22,718	₹	4,828	₹	27,546

Net carrying value as at December 31, 2025	₹	22,985	₹	6,509	₹	29,494

(1)

During the nine months ended December 31, 2024, year ended March 31, 2025 and nine months ended December 31, 2025, decline in the revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge of ₹ 1,149 for the nine months ended December 31, 2024, ₹ 1,155 for the year ended March 31, 2025, and ₹ 841 for the nine months ended December 31, 2025 as part of amortization and impairment.

Amortization expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

7. Business combinations

a)

During the nine months ended December 31, 2025, the Company has completed a business combination by acquiring 100% equity interest in Digital Transformation Solutions (DTS) business unit of HARMAN, a Samsung company, a global provider of Engineering, Research & Development (ER&D) services and Information Technology (IT) services. The acquisition was consummated on December 1, 2025, for total cash consideration of ₹ 34,044.

Description	Harman
Net assets	₹	3,724
Fair value of property, plant and equipment		383
Fair value of right-of-use assets		1,062
Fair value of customer-related intangibles		5,644
Fair value of marketing-related intangibles		1,109
Deferred tax liabilities on intangible assets		(1,915)

Total identifiable assets	₹	10,007
Goodwill		24,037

Total purchase price	₹	34,044

Net Assets include:
Cash and cash equivalents	₹	8,011
Fair value of acquired trade receivables included in net assets		2,941
Gross contractual amount of acquired trade receivables		3,225
Less: Allowance for lifetime expected credit loss		(284)
Transaction costs included in general and administrative expenses	₹	230

The above purchase price allocation for Harman is provisional and will be finalized as soon as practicable within the measurement period, but in no event later than one year following the date of acquisition.

The goodwill of ₹ 24,037 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes.

The pro-forma effects of acquisition of Harman for the three and nine months ended December 31, 2025, on the Company’s results were not material.

b)

The Applied Value Technologies, Inc., Applied Value Technologies B.V. and Applied Value Technologies Pte Limited (“AVT”) was consummated on December 16, 2024. During the nine months ended December 31, 2025, the Company finalized purchase price allocation, with no material impact on goodwill.

8. Investments

	As at
	March 31, 2025		December 31, 2025
Non-current
Financial instruments at FVTPL
Equity instruments (1)	₹	4,955	₹	6,549
Fixed maturity plan mutual funds		1,203		—
Financial instruments at FVTOCI
Equity instruments (1)		12,493		12,955
Financial instruments at amortized cost
Inter corporate and term deposits (3)		7,807		8,429

	₹	26,458	₹	27,933

Current
Financial instruments at FVTPL
Short-term mutual funds (2)	₹	88,776	₹	133,737
Fixed maturity plan mutual funds		300		1,265
Financial instruments at FVTOCI
Non-convertible debentures		219,389		201,857
Government securities		10,651		10,113
Commercial papers		2,858		1,497
Bonds		21,138		14,521
Financial instruments at amortized cost
Inter corporate and term deposits (3)		68,362		92,045

	₹	411,474	₹	455,035

Total	₹	437,932	₹	482,968

Financial instruments at FVTPL	₹	95,234	₹	141,551
Financial instruments at FVTOCI		266,529		240,943
Financial instruments at amortized cost		76,169		100,474

(1)	Uncalled capital commitments outstanding as at March 31, 2025 and December 31, 2025, was ₹ 1,576 and ₹ 1,894, respectively.
(2)	As at March 31, 2025 and December 31, 2025, short-term mutual funds include units lien with bank on account of margin money for currency derivatives amounting to ₹ 233 and ₹ 242, respectively.
(3)

These deposits earn a fixed rate of interest. As at March 31, 2025 and December 31, 2025, term deposits include deposits in lien with banks, held as margin money deposits against guarantees amounting to ₹ 953 and ₹ 946, respectively.

9. Inventories

	As at
	March 31, 2025		December 31, 2025
Stores and spare parts	₹	9	₹	4
Traded goods		685		751

	₹	694	₹	755

10. Cash and cash equivalents

	As at
	March 31, 2025		December 31, 2025
Cash and bank balances	₹	74,456	₹	91,308
Demand deposits with banks (1)		47,518		27,606

	₹	121,974	₹	118,914

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the interim condensed consolidated statement of cash flows:

	As at
	December 31, 2024		December 31, 2025
Cash and cash equivalents	₹	125,744	₹	118,914
Bank overdrafts		(15)		—

	₹	125,729	₹	118,914

11. Other financial assets

	As at
	March 31, 2025		December 31, 2025
Non-current
Finance lease receivables	₹	3,090	₹	3,601
Security deposits		1,318		1,853
Advance to customers		225		567
Dues from officers and employees		30		5
Other receivables		1		3

	₹	4,664	₹	6,029

Current
Finance lease receivables	₹	5,144	₹	4,121
Security deposits		1,827		2,113
Interest receivables		596		1,312
Claims receivables		195		645
Dues from officers and employees		505		445
Advance to customers		70		567
Other receivables		111		308

	₹	8,448	₹	9,511

	₹	13,112	₹	15,540

12. Other assets

	As at
	March 31, 2025		December 31, 2025
Non-current
Prepaid expenses	₹	2,657	₹	3,858
Interest receivable from statutory authorities		1,148		988
Deferred contract cost
Costs to obtain contracts (1)		3,277		2,884
Costs to fulfil contracts (2)		378		813

	₹	7,460	₹	8,543

Current
Prepaid expenses	₹	16,917	₹	17,055
Balance with GST and other authorities		6,760		7,433
Advance to suppliers		2,323		2,324
Withholding taxes		542		766
Dues from officers and employees		453		400
Defined benefit plan asset, net		472		195
Deferred contract cost
Costs to obtain contracts (1)		1,407		2,380
Costs to fulfil contracts (2)		131		151
Other receivables		123		193

	₹	29,128	₹	30,897

	₹	36,588	₹	39,440

(1)

Costs to obtain contracts amortization of ₹ 322 and ₹ 576 during the three months ended December 31, 2024 and 2025 respectively, ₹ 977 and ₹ 1,852 during the nine months ended December 31, 2024 and 2025 respectively.

(2)

Costs to fulfil contracts amortization of ₹ 22 and ₹ 35 during the three months ended December 31, 2024 and 2025 respectively, ₹ 52 and ₹ 117 during the nine months ended December 31, 2024 and 2025 respectively.

13. Loans, borrowings and bank overdrafts

	As at
	March 31, 2025		December 31, 2025
Non-current
Unsecured Notes 2026 (1)	₹	63,954	₹	—
Loans from institutions other than banks		—		1,860

	₹	63,954	₹	1,860

Current
Unsecured Notes 2026 (1)	₹	—	₹	67,347
Borrowings from banks		97,863		93,854
Bank overdrafts		^		—

	₹	97,863	₹	161,201

	₹	161,817	₹	163,061

^ Value is less than 0.5

(1)

On June 23, 2021, Wipro IT Services LLC, a wholly owned step-down subsidiary of Wipro Limited, issued U.S.$ 750 million in unsecured notes 2026 (the “Notes”). The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. Interest on the Notes is payable semi-annually on June 23 and December 23 of each year, commencing from December 23, 2021. The Notes are listed on Singapore Exchange Securities Trading Limited (SGX-ST).

14. Trade payables and accrued expenses

	As at
	March 31, 2025		December 31, 2025
Trade payables	₹	21,985	₹	20,103
Accrued expenses		66,267		78,839

	₹	88,252	₹	98,942

15. Other financial liabilities

	As at
	March 31, 2025		December 31, 2025
Non-current
Liability on written put options to non-controlling interests (Refer to Note 18)	₹	4,945	₹	2,942
Contingent consideration (Refer to Note 18)		1,307		1,503
Liabilities towards customer contracts		1,026		870
Long-term incentive payable		387		230
Deferred consideration for Business combination		61		31
Liability to sellers		—		1,537
Rent deposit		26		12
Other liabilities		41		97

	₹	7,793	₹	7,222

Current
Liability on written put options to non-controlling interests (Refer to Note 18)	₹	—	₹	2,699
Liabilities towards customer contracts		342		510
Capital creditors		1,255		747
Advance from customers		167		248
Rent deposit		475		478
Contingent consideration (Refer to Note 18)		557		332
Interest accrued on loans and borrowings		489		370
Deferred consideration for Business combination		295		119
Unclaimed dividend		64		117
Other liabilities		234		64

	₹	3,878	₹	5,684

	₹	11,671	₹	12,906

16. Other liabilities

	As at
	March 31, 2025		December 31, 2025
Non-current
Statutory and other liabilities	₹	12,757	₹	16,607
Employee benefits obligations		4,362		9,760

	₹	17,119	₹	26,367

Current
Employee benefits obligations	₹	16,001	₹	17,264
Statutory and other liabilities		14,295		16,439
Advance from customers		790		691

	₹	31,086	₹	34,394

	₹	48,205	₹	60,761

17. Provisions

	As at
	March 31, 2025		December 31, 2025
Non-current
Provision for onerous contracts	₹	294	₹	158

	₹	294	₹	158

Current
Provision for onerous contracts	₹	1,288	₹	1,500
Provision for warranty		207		213
Others		142		162

	₹	1,637	₹	1,875

	₹	1,931	₹	2,033

18. Financial instruments

The carrying value of financial instruments by categories as at March 31, 2025 is as follows:

	Fair value through profit or loss		Fair value through other comprehensive income					Amortized cost		Total
			Mandatory			Designated upon initial recognition
Financial Assets:
Cash and cash equivalents (Refer to Note 10)	₹	—	₹	—		₹	—	₹	121,974	₹	121,974
Investments (Refer to Note 8)
Equity Instruments		4,955		—			12,493		—		17,448
Fixed maturity plan mutual funds		1,503		—			—		—		1,503
Short-term mutual funds		88,776		—			—		—		88,776
Non-convertible debentures		—		219,389			—		—		219,389
Government securities		—		10,651			—		—		10,651
Commercial papers		—		2,858			—		—		2,858
Bonds		—		21,138			—		—		21,138
Inter corporate and term deposits		—		—			—		76,169		76,169
Other financial assets
Trade receivables		—		—			—		118,044		118,044
Unbilled receivables		—		—			—		64,280		64,280
Other financial assets (Refer to Note 11)		—		—			—		13,112		13,112
Derivative assets (Refer to Note 18)		1,105		—			715		—		1,820

	₹	96,339	₹	254,036		₹	13,208	₹	393,579	₹	757,162

Financial Liabilities:
Trade payables and other financial liabilities
Trade payables and accrued expenses (Refer to Note 14)	₹	—	₹	-	₹		—	₹	88,252	₹	88,252
Other financial liabilities (Refer to Note 15)		1,864		—			—		9,807		11,671
Loans, borrowings and bank overdrafts (Refer to Note 13)		—		—			—		161,817		161,817
Lease liabilities		—		—			—		30,218		30,218
Derivative liabilities (Refer to Note 18)		75		—			893		—		968

	₹	1,939	₹	-	₹		893	₹	290,094	₹	292,926

The carrying value of financial instruments by categories as at December 31, 2025 is as follows:

	Fair value through profit or loss		Fair value through other comprehensive income				Amortized cost		Total
			Mandatory		Designated upon initial recognition
Financial Assets:
Cash and cash equivalents (Refer to Note 10)	₹	—	₹	—	₹	—	₹	118,914	₹	118,914
Investments (Refer to Note 8)
Equity Instruments		6,549		—		12,955		—		19,504
Fixed maturity plan mutual funds		1,265		—		—		—		1,265
Short-term mutual funds		133,737		—		—		—		133,737
Non-convertible debentures		—		201,857		—		—		201,857
Government securities		—		10,113		—		—		10,113
Commercial papers		—		1,497		—		—		1,497
Bonds		—		14,521		—		—		14,521
Inter corporate and term deposits		—		—		—		100,474		100,474
Other financial assets
Trade receivables		—		—		—		136,460		136,460
Unbilled receivables		—		—		—		70,917		70,917
Other financial assets (Refer to Note 11)		—		—		—		15,540		15,540
Derivative assets (Refer to Note 18)		98		—		50		—		148

	₹	141,649	₹	227,988	₹	13,005	₹	442,305	₹	824,947

Financial Liabilities:
Trade payables and other financial liabilities
Trade payables and accrued expenses (Refer to Note 14)	₹	—	₹	—	₹	—	₹	98,942	₹	98,942
Other financial liabilities (Refer to Note 15)		1,835		—		—		11,071		12,906
Loans, borrowings and bank overdrafts (Refer to Note 13)		—		—		—		163,061		163,061
Lease liabilities		—		—		—		34,985		34,985
Derivative liabilities (Refer to Note 18)		658		—		4,587		—		5,245

	₹	2,493	₹	—	₹	4,587	₹	308,059	₹	315,139

Fair value

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, lease liabilities, trade payables and accrued expenses, and eligible current and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, short-term loans, borrowings and bank overdrafts, lease liabilities, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. Finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated credit losses on these receivables. As at March 31, 2025 and December 31, 2025, the carrying value of such financial assets, net of allowances, and liabilities, approximates the fair value.

The Company’s Unsecured Notes 2026 are contracted at fixed coupon rate of 1.50% and market yield on these loans as of December 31, 2025 was 4.25%.

Investments in short-term mutual funds and fixed maturity plan mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market approach primarily based on market multiples method.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves and currency volatility.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the year ended March 31, 2025 and nine months ended December 31, 2025.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at
	March 31, 2025								December 31, 2025
	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	715	₹	—	₹	715	₹	—	₹	50	₹	—	₹	50	₹	—
Others		1,105		—		1,105		—		98		—		98		—
Investments:
Short-term mutual funds		88,776		88,776		—		—		133,737		133,737		—		—
Fixed maturity plan mutual funds		1,503		—		1,503		—		1,265		—		1,265		—
Equity instruments		17,448		57		—		17,391		19,504		42		—		19,462
Non-convertible debentures, government securities, commercial papers and bonds		254,036		10,550		243,486		—		227,988		10,018		217,970		—
Liabilities
Derivative instruments:
Cash flow hedges	₹	(893)	₹	—	₹	(893)	₹	—	₹	(4,587)	₹	—	₹	(4,587)	₹	—
Others		(75)		—		(75)		—		(658)		—		(658)		—
Liability on written put options to non-controlling interests		(4,945)		—		—		(4,945)		(5,641)		—		—		(5,641)
Contingent consideration		(1,864)		—		—		(1,864)		(1,835)		—		—		(1,835)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Financial instrument	Method and assumptions
Derivative instruments (assets and liabilities)	The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at December 31, 2025, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in non-convertible debentures, government securities, commercial papers and bonds	Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Investment in fixed maturity plan mutual funds	Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Financial instrument	Method and assumptions
Investment in equity instruments	Fair value of these instruments is determined using market approach primarily based on market multiples method.

Contingent consideration and liability on written put options to non-controlling interests	Fair value of these instruments is determined using valuation techniques which includes inputs relating to risk-adjusted revenue and operating profit forecast.

The following table presents changes in Level 3 assets and liabilities for the year ended March 31, 2025 and nine months ended December 31, 2025:

	As at
Investment in equity instruments	March 31, 2025		December 31, 2025
Balance at the beginning of the period	₹	20,126	₹	17,391
Additions		1,925		1,677
Disposals (1) (2)		(1,828)		(651)
Gain/(loss) recognized in consolidated statement of income		321		601
Gain/(loss) recognized in other comprehensive income		(3,609)		(474)
Translation adjustment		456		918

Balance at the end of the period	₹	17,391	₹	19,462

(1)

During the year ended March 31, 2025, as a result of an acquistion by another investors, the Company sold its shares of equity instruments in six companies at a fair value of ₹ 1,281 and recognized a cumulative loss of ₹ 175 in other comprehensive income and cumulative gain of ₹ 152 in consolidated statement of income.

(2)

During the nine months ended December 31, 2025, as a result of an acquistion by another investors, the Company sold its shares of equity instruments in two companies at a fair value of ₹ 181 and recognized a cumulative gain of ₹ 161 in other comprehensive income and cumulative loss of ₹ 137 in consolidated statement of income.

	As at
Contingent consideration	March 31, 2025		December 31, 2025
Balance at the beginning of the period	₹	(429)	₹	(1,864)
(Addition)/Reversals (1)		169		(48)
Addition through Business combination		(1,537)		—
Payouts		—		319
Finance expense recognized in consolidated statement of income		(47)		(148)
Translation adjustment		(20)		(94)

Balance at the end of the period	₹	(1,864)	₹	(1,835)

(1)	Towards change in fair value of earn-out liability as a result of changes in estimates of revenue and earnings over the earn-out period.

	As at
Liability on written put options to non-controlling interests	March 31, 2025		December 31, 2025
Balance at the beginning of the period	₹	(4,303)	₹	(4,945)
Finance expense recognized in consolidated statement of income		(530)		(428)
Translation adjustment		(112)		(268)

Balance at the end of the period	₹	(4,945)	₹	(5,641)

Derivative assets and liabilities

The Company is exposed to currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company is also exposed to interest rate fluctuations on investments in floating rate financial assets and floating rate borrowings. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, interest rates, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as immaterial.

The Company determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in consolidated statement of income at the time of the hedge relationship rebalancing.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Nine months ended December 31,
	2024		2025
Balance as at the beginning of the period	₹	773	₹	(275)
Changes in fair value of effective portion of derivatives		(1,958)		(6,759)
Deferred cancellation gain/(loss), net		(102)		6
Net (gain)/loss reclassified to consolidated statement of income on occurrence of hedged transactions (1)		(454)		2,877
Net (gain)/loss on ineffective portion of derivative instruments classified to consolidated statement of income		43		—
Translation gain		—		7

Gain/(loss) on cash flow hedging derivatives, net	₹	(2,471)	₹	(3,869)

Balance as at the end of the period	₹	(1,698)	₹	(4,144)
Deferred tax asset/(liability) thereon		437		1,014

Balance as at the end of the period, net of deferred taxes	₹	(1,261)	₹	(3,130)

(1)

Includes net (gain)/loss reclassified to revenue of ₹ (346) and ₹ 3,318 for the nine months ended December 31, 2024, and 2025, respectively; net (gain)/loss reclassified to cost of revenues of ₹ (13) and ₹ (389) for the nine months ended December 31, 2024, and 2025, respectively; net (gain)/loss reclassified to finance expenses of ₹ (168) and ₹ (52) for the nine months ended December 31, 2024, and 2025, respectively and net (gain)/loss reclassified to finance and other income of ₹ 73 and ₹ Nil for the nine months ended December 31, 2024, and 2025, respectively.

The related hedge transactions for balance in cash flow hedging reserves as at December 31, 2025 are expected to occur and be reclassified to the statement of income over a period of 28 months.

As at December 31, 2024 and 2025, there were no material gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

19. Foreign currency translation reserve and Other reserves

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	Nine months ended December 31,
	2024		2025
Balance at the beginning of the period	₹	47,261	₹	54,500
Translation difference related to foreign operations, net		5,520		24,870
Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income		14		—
Others		—		(5)

Balance at the end of the period	₹	52,795	₹	79,365

The movement in other reserves is summarized below:

	Other Reserves
Particulars	Remeasurements of the defined benefit plans		Investment in debt instruments measured at fair value through OCI		Investment in equity instruments measured at fair value through OCI		Capital Redemption Reserve		Gross obligation to non-controlling interests under put options
As at April 1, 2024	₹	(286)	₹	1,397	₹	10,320	₹	1,661	₹	(4,238)
Other comprehensive income		159		611		(533)		—		—
Bonus issue of equity shares (Refer to Note 30)		—		—		—		(1,661)		—
As at December 31, 2024	₹	(127)	₹	2,008	₹	9,787	₹	—	₹	(4,238)
As at April 1, 2025	₹	(135)	₹	2,360	₹	1,220	₹	—	₹	(4,238)
Other comprehensive income		(214)		(472)		(485)		—		—
As at December 31, 2025	₹	(349)	₹	1,888	₹	735	₹	—	₹	(4,238)

20. Income taxes

	Three months ended December 31,				Nine months ended December 31,
	2024		2025		2024		2025
Income tax expense as per the consolidated statement of income	₹	10,866	₹	9,889	₹	31,228	₹	29,307
Income tax included in other comprehensive income on:
Gains/(losses) on investment securities		(99)		(88)		3		(57)
Gains/(losses) on cash flow hedging derivatives		(354)		(98)		(632)		(951)
Remeasurements of the defined benefit plans		(94)		(77)		75		(89)

	₹	10,319	₹	9,626	₹	30,674	₹	28,210

Income tax expense consists of the following:

	Three months ended December 31,				Nine months ended December 31,
	2024		2025		2024		2025
Current tax expense	₹	10,829	₹	8,279	₹	32,349	₹	29,664
Deferred tax expense/(reversal)		37		1,610		(1,121)		(357)

	₹	10,866	₹	9,889	₹	31,228	₹	29,307

Income tax expenses are net of provision recorded/(reversal) of taxes pertaining to earlier periods, amounting to ₹ (815) and ₹ (263) for the three months ended December 31, 2024 and 2025, and ₹ (1,617) and ₹ (3,773) for the nine months ended December 31, 2024 and 2025, respectively.

The Pillar Two legislations are neither enacted nor substantively enacted by Government of India, where the Parent company is incorporated. Pillar Two legislation has been enacted, or substantively enacted, in certain other jurisdictions where the Company operates. However, the Company does not expect any material financial impact for the three and nine months ended December 31, 2025. The Company is continuing to assess the impact, if any, of Pillar Two income taxes legislation on future financial performance.

21. Revenues

The tables below present disaggregated revenue from contracts with customers by business segment (Refer to Note 28 “Segment Information”), sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Information on disaggregation of revenues for the three months ended December 31, 2024 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	71,894	₹	67,998	₹	59,274	₹	23,275	₹	222,441	₹	—	₹	222,441
Sale of products		—		—		—		—		—		747		747

	₹	71,894	₹	67,998	₹	59,274	₹	23,275	₹	222,441	₹	747	₹	223,188

B. Revenue by sector
Banking, Financial Services and Insurance	₹	305	₹	43,563	₹	22,428	₹	9,556	₹	75,852
Health		28,476		59		3,275		882		32,692
Consumer		26,075		1,800		10,670		3,688		42,233
Technology and Communications		16,183		5,955		8,277		3,555		33,970
Energy, Manufacturing and Resources		855		16,621		14,624		5,594		37,694

	₹	71,894	₹	67,998	₹	59,274	₹	23,275	₹	222,441	₹	747	₹	223,188

C. Revenue by nature of contract
Fixed price and volume based	₹	37,063	₹	34,704	₹	35,451	₹	14,174	₹	121,392	₹	—	₹	121,392
Time and materials		34,831		33,294		23,823		9,101		101,049		—		101,049
Products		—		—		—		—		—		747		747

	₹	71,894	₹	67,998	₹	59,274	₹	23,275	₹	222,441	₹	747	₹	223,188

Information on disaggregation of revenues for the three months ended December 31, 2025 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	77,586	₹	67,475	₹	62,183	₹	25,749	₹	232,993	₹	—	₹	232,993
Sale of products		—		—		—		—		—		2,565		2,565

	₹	77,586	₹	67,475	₹	62,183	₹	25,749	₹	232,993	₹	2,565	₹	235,558

B. Revenue by sector
Banking, Financial Services and Insurance	₹	201	₹	43,525	₹	25,047	₹	11,795	₹	80,568
Health		30,130		402		3,326		932		34,790
Consumer		26,868		891		11,160		3,461		42,380
Technology and Communications		18,677		5,518		9,421		3,612		37,228
Energy, Manufacturing and Resources		1,710		17,139		13,229		5,949		38,027

	₹	77,586	₹	67,475	₹	62,183	₹	25,749	₹	232,993	₹	2,565	₹	235,558

C. Revenue by nature of contract
Fixed price and volume based	₹	39,934	₹	31,519	₹	37,253	₹	15,957	₹	124,663	₹	—	₹	124,663
Time and materials		37,652		35,956		24,930		9,792		108,330		—		108,330
Products		—		—		—		—		—		2,565		2,565

	₹	77,586	₹	67,475	₹	62,183	₹	25,749	₹	232,993	₹	2,565	₹	235,558

Information on disaggregation of revenues for the nine months ended December 31, 2024 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	208,158	₹	203,448	₹	181,695	₹	70,662	₹	663,963	₹	—	₹	663,963
Sale of products		—		—		—		—		—		1,879		1,879

	₹	208,158	₹	203,448	₹	181,695	₹	70,662	₹	663,963	₹	1,879	₹	665,842

B. Revenue by sector
Banking, Financial Services and Insurance	₹	976	₹	128,644	₹	69,627	₹	28,391	₹	227,638
Health		80,014		107		10,858		2,465		93,444
Consumer		77,477		5,580		32,284		11,541		126,882
Technology and Communications		47,322		18,515		24,142		11,769		101,748
Energy, Manufacturing and Resources		2,369		50,602		44,784		16,496		114,251

	₹	208,158	₹	203,448	₹	181,695	₹	70,662	₹	663,963	₹	1,879	₹	665,842

C. Revenue by nature of contract
Fixed price and volume based	₹	107,892	₹	103,383	₹	107,997	₹	41,723	₹	360,995	₹	—	₹	360,995
Time and material		100,266		100,065		73,698		28,939		302,968		—		302,968
Products		—		—		—		—		—		1,879		1,879

	₹	208,158	₹	203,448	₹	181,695	₹	70,662	₹	663,963	₹	1,879	₹	665,842

Information on disaggregation of revenues for the nine months ended December 31, 2025 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	225,285	₹	201,339	₹	178,324	₹	74,510	₹	679,458	₹	—	₹	679,458
Sale of products		—		—		—		—		—		4,419		4,419

	₹	225,285	₹	201,339	₹	178,324	₹	74,510	₹	679,458	₹	4,419	₹	683,877

B. Revenue by sector
Banking, Financial Services and Insurance	₹	667	₹	128,475	₹	69,370	₹	33,657	₹	232,169
Health		86,607		972		9,556		2,595		99,730
Consumer		79,093		2,933		32,593		10,036		124,655
Technology and Communications		54,351		16,482		25,630		10,037		106,500
Energy, Manufacturing and Resources		4,567		52,477		41,175		18,185		116,404

	₹	225,285	₹	201,339	₹	178,324	₹	74,510	₹	679,458	₹	4,419	₹	683,877

C. Revenue by nature of contract
Fixed price and volume based	₹	113,393	₹	94,269	₹	102,550	₹	45,644	₹	355,856	₹	—	₹	355,856
Time and materials		111,892		107,070		75,774		28,866		323,602		—		323,602
Products		—		—		—		—		—		4,419		4,419

	₹	225,285	₹	201,339	₹	178,324	₹	74,510	₹	679,458	₹	4,419	₹	683,877

22. Expenses by nature

	Three months ended December 31,				Nine months ended December 31,
	2024		2025		2024		2025
Employee compensation (1)	₹	133,035	₹	142,009	₹	400,023	₹	412,447
Sub-contracting and technical fees		25,903		27,667		75,252		79,743
Cost of hardware and software		778		2,461		2,329		4,018
Travel		3,164		3,054		10,937		10,180
Facility expenses		3,884		4,087		11,954		11,804
Software license expense for internal use		5,080		5,701		14,387		15,915
Depreciation, amortization and impairment (2)		6,765		8,050		22,362		21,822
Communication		871		831		2,943		2,519
Legal and professional fees		2,842		2,836		8,137		7,538
Rates, taxes and insurance		1,503		1,736		4,114		4,152
Marketing and brand building		1,032		774		2,674		2,557
Lifetime expected credit loss/(write-back)		(608)		973		(41)		2,982
(Gain)/loss on sale of property, plant and equipment, net (3)		77		(33)		(766)		(563)
Miscellaneous expenses (4)		306		465		(839)		1,003

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	184,632	₹	200,611	₹	553,466	₹	576,117

(1)	Employee compensation includes impact of past service cost on gratuity due to implementation of new labour code of ₹ 3,028 during the three and nine months ended December 31, 2025.
(2)

Depreciation, amortization and impairment includes an impairment charge on intangible assets amounting to ₹ Nil and ₹ 841 for the three months ended December 31, 2024 and 2025, respectively and ₹ 1,149 and ₹ 841 for the nine months ended December 31, 2024 and 2025, respectively (Refer to Note 6).

(3)

(Gain)/loss on sale of property, plant and equipment for the nine months ended December 31, 2024, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ (885) and for the nine months ended December 31, 2025, includes gain on transfer of building of ₹ (405).

(4)	Miscellaneous expenses are net of insurance claim received of ₹ 1,805 during the nine months ended December 31, 2024.

23. Finance expenses

	Three months ended December 31,				Nine months ended December 31,
	2024		2025		2024		2025
Interest on loans, borrowings and bank overdrafts	₹	1,899	₹	1,212	₹	5,334	₹	4,200
Interest on lease liabilities		404		501		1,151		1,438
Interest on liability on written put options to non- controlling interests		268		149		396		427
Other finance expenses		1,575		1,794		4,122		4,811

	₹	4,146	₹	3,656	₹	11,003	₹	10,876

24. Finance and other income and Foreign exchange gains/(losses), net

	Three months ended December 31,				Nine months ended December 31,
	2024		2025		2024		2025
Interest income	₹	7,478	₹	6,856	₹	19,681	₹	21,181
Dividend income from equity investments designated as
FVTOCI		—		—		1		2
Net gain from investments classified as FVTPL		2,302		2,327		6,773		6,565
Net gain from investments classified as FVTOCI		(72)		49		(72)		356

Finance and other income	₹	9,708	₹	9,232	₹	26,383	₹	28,104

Foreign exchange gains/(losses), net, on financial
instruments measured at FVTPL	₹	(350)	₹	(500)	₹	(903)	₹	(2,435)
Other foreign exchange gains/(losses), net		760		1,288		711		3,963

Foreign exchange gains/(losses), net	₹	410	₹	788	₹	(192)	₹	1,528

25. Earnings per equity share

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per equity share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended December 31,				Nine months ended December 31,
	2024		2025		2024		2025
Profit attributable to equity holders of the Company	₹	33,538	₹	31,190	₹	95,658	₹	96,956
Weighted average number of equity shares outstanding		10,457,414,881		10,477,008,222		10,454,728,795		10,475,167,174

Basic earnings per equity share	₹	3.21	₹	2.98	₹	9.15	₹	9.26

Diluted: Diluted earnings per equity share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of equity shares that could have been acquired at fair value (determined as the average market price of the Company’s equity shares during the period). The number of equity shares calculated as above is compared with the number of equity shares that would have been issued assuming the exercise of the share options.

	Three months ended December 31,				Nine months ended December 31,
	2024		2025		2024		2025
Profit attributable to equity holders of the Company	₹	33,538	₹	31,190	₹	95,658	₹	96,956
Weighted average number of equity shares outstanding		10,457,414,881		10,477,008,222		10,454,728,795		10,475,167,174
Effect of dilutive equivalent share options		25,549,129		21,238,789		26,707,915		24,757,873
Weighted average number of equity shares for diluted earnings per equity share		10,482,964,010		10,498,247,011		10,481,436,710		10,499,925,047

Diluted earnings per equity share	₹	3.20	₹	2.97	₹	9.13	₹	9.23

26. Employee compensation

	Three months ended December 31,				Nine months ended December 31,
	2024		2025		2024		2025
Salaries and bonus	₹	126,258	₹	132,200	₹	380,914	₹	390,312
Employee benefits plans		5,065		8,444		14,762		19,070
Share-based compensation (1)		1,712		1,365		4,347		3,065

	₹	133,035	₹	142,009	₹	400,023	₹	412,447

(1)

Includes ₹ (3) and ₹ Nil for the three months ended December 31, 2024 and 2025, respectively and ₹ (8) and ₹ Nil for the nine months ended December 31, 2024 and 2025, respectively, towards cash settled ADS RSUs.

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended December 31,				Nine months ended December 31,
	2024		2025		2024		2025
Cost of revenues	₹	112,409	₹	121,267	₹	338,529	₹	354,321
Selling and marketing expenses		12,186		10,296		36,562		33,199
General and administrative expenses		8,440		10,446		24,932		24,927

	₹	133,035	₹	142,009	₹	400,023	₹	412,447

The Company has granted below options under RSU and ADS option plan:

	Three months ended December 31,		Nine months ended December 31,
	2024	2025	2024	2025
Restricted Stock Units (RSU)	85,637	20,688	3,431,043	6,732,367
ADS RSU	74,677	637,942	8,470,177	13,468,222
Performance based stock options (RSUs)	—	—	2,014,993	3,874,099
Performance based stock options (ADS)	25,510	—	5,323,067	8,424,826

Numbers in above table for three and nine months ended December 31, 2024 are not given effect of bonus shares issued during the year ended March 31, 2025.

During the three and nine months ended December 31, 2025, RSU and ADS grants were issued under the Wipro Limited Employee Stock Options, Performance Stock Unit and Restricted Stock Unit Scheme 2024. Performance based stock options will vest based on the performance parameters of the Company.

27. Commitments and contingencies

Capital commitments: As at March 31, 2025 and December 31, 2025 the Company had committed to spend approximately ₹ 8,719 and ₹ 6,885 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases. Refer to Note 8 for uncalled capital commitments on investment in equity instruments.

Guarantees: As at March 31, 2025 and December 31, 2025, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies aggregate to ₹ 13,110 and ₹ 13,792 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/ penalty notices issued under the Income Tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Company’s assessments in India are completed for the years up to March 31, 2021. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.

Income tax claims against the Company amounting to ₹ 99,431 and ₹ 103,622 are not acknowledged as debt as at March 31, 2025 and December 31, 2025, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 19,292 and ₹ 20,663 as of March 31, 2025, and December 31, 2025, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

28. Segment information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: Communication, Media and Networks, Technology Software and Gaming, Technology New Age, Health, and Consumer. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: Banking and Financial services, Energy, Manufacturing and Resources, Capital markets and Insurance, and Hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended December 31, 2024, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	72,010	₹	68,120	₹	59,282	₹	23,439	₹	222,851	₹	747	₹	—	₹	223,598
Segment result		14,966		15,275		7,600		3,667		41,508		29		(53)		41,484
Unallocated										(2,518)		—		—		(2,518)

Segment result total									₹	38,990	₹	29	₹	(53)	₹	38,966
Finance expenses																(4,146)
Finance and other income																9,708
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																5

Profit before tax															₹	44,533
Income tax expense																(10,866)

Profit for the period															₹	33,667

Depreciation, amortization and impairment															₹	6,765

Information on reportable segments for the three months ended December 31, 2025, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	77,809	₹	67,708	₹	62,405	₹	25,859	₹	233,781	₹	2,565	₹	—	₹	236,346
Segment result		16,409		14,450		8,003		3,583		42,445		227		(5,678)		36,994
Unallocated										(1,259)		—		—		(1,259)

Segment result total									₹	41,186	₹	227	₹	(5,678)	₹	35,735
Finance expenses																(3,656)
Finance and other income																9,232
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																28

Profit before tax															₹	41,339
Income tax expense																(9,889)

Profit for the period															₹	31,450

Depreciation, amortization and impairment															₹	8,050

Information on reportable segments for the nine months ended December 31, 2024, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	208,103	₹	203,390	₹	181,525	₹	70,753	₹	663,771	₹	1,879	₹	—	₹	665,650
Segment result		41,991		45,813		21,294		9,178		118,276		(201)		16		118,091
Unallocated										(5,907)		—		—		(5,907)

Segment result total									₹	112,369	₹	(201)	₹	16	₹	112,184
Finance expense																(11,003)
Finance and other income																26,383
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																(37)

Profit before tax															₹	127,527
Income tax expense																(31,228)

Profit for the year															₹	96,299

Depreciation, amortization and impairment																22,362

Information on reportable segments for the nine months ended December 31, 2025, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	225,727	₹	201,789	₹	178,753	₹	74,717	₹	680,986	₹	4,419		₹—	₹	685,405
Segment result		46,838		40,957		20,991		9,870		118,656		348		(8,189)		110,815
Unallocated										(1,527)		—		—		(1,527)

Segment result total									₹	117,129	₹	348	₹	(8,189)	₹	109,288
Finance expense																(10,876)
Finance and other income																28,104
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																230

Profit before tax															₹	126,746
Income tax expense																(29,307)

Profit for the year															₹	97,439

Depreciation, amortization and impairment															₹	21,822

Revenues from India, being Company’s country of domicile, is ₹ 5,311 and ₹ 5,931 for the three months ended December 31, 2024, and 2025, respectively and ₹ 15,428 and ₹ 16,521 for the nine months ended December 31, 2024, and 2025, respectively.

Revenues from United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below:

	Three months ended December 31,				Nine months ended December 31,
	2024		2025		2024		2025
United States of America	₹	133,884	₹	141,437	₹	393,558	₹	411,320
United Kingdom		22,946		25,557		72,287		70,367

	₹	156,830	₹	166,994	₹	465,845	₹	481,687

No customer individually accounted for more than 10% of the revenues during the three and nine months ended December 31, 2024 and 2025.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains/(losses), net” in revenues, which is reported as a part of operating profit in the interim condensed consolidated statement of income.

d)

Restructuring cost of ₹ Nil and ₹ 2,629 for the three months ended December 31, 2024 and 2025, respectively and ₹ Nil and ₹ 5,139 for the nine months ended December 31, 2024 and 2025, respectively is included under Reconciling items.

e)	Impact of past service cost on gratuity due to implementation of new labour code amounting to ₹ 3,028 for the three and nine months ended December 31, 2025, is included under Reconciling items.

f)	“Unallocated” within IT Services segment includes:

	Three months ended December 31,				Nine months ended December 31,
	2024		2025		2024		2025
Amortization and impairment expenses on intangible assets (Refer to Note 6)	₹	1,577	₹	2,652	₹	6,278	₹	5,947
Change in fair value of contingent consideration (Refer to Note 18)		—		^		(167)		48

^ Value is less than 0.5

g)

Segment results of IT Services segment are after recognition of share-based compensation expense of ₹ 1,712 and ₹ 1,365 for the three months ended December 31, 2024 and 2025, respectively and ₹ 4,347 and ₹ 3,065 for the nine months ended December 31, 2024 and 2025, respectively.

h)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ 77 and ₹ (33) for the three months ended December 31, 2024 and 2025, respectively and ₹ (766) and ₹ (563) for the nine months ended December 31, 2024 and 2025, respectively.

29. List of subsidiaries, associate and joint venture as at December 31, 2025 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Consulting India Private Limited			India	100.00%
Capco Technologies Private Limited			India	100.00%
Wipro Chengdu Limited			China	8.96%
Wipro Holdings (UK) Limited	Wipro Technologies SRL		U.K. Romania	100.00% ^
Wipro IT Services Bangladesh Limited			Bangladesh	100.00%
Wipro IT Services UK Societas			U.K.	100.00%
	Capco Consulting Middle East		UAE	100.00%
	FZE (2)
	Designit A/S		Denmark	100.00%
		Designit Denmark A/S	Denmark	100.00%
		Designit Germany GmbH	Germany	100.00%
		Designit Oslo A/S	Norway	100.00%
		Designit Spain Digital, S.L.U	Spain	100.00%

	Designit T.L.V Ltd.	Israel	100.00%
Wipro Bahrain Limited Co. W.L.L		Bahrain	100.00%
Wipro Czech Republic IT Services s.r.o.		Czech Republic	100.00%
Wipro CRM Services		Belgium	100.00%
	Wipro 4C Consulting France SAS	France	100.00%
	Wipro CRM Services B.V.	Netherlands	100.00%
	Wipro CRM Services ApS	Denmark	100.00%
	Wipro CRM Services UK Limited	U.K.	100.00%
Grove Holdings 2 S.á.r.l		Luxembourg	100.00%
	Capco Solution Services GmbH	Germany	100.00%
	The Capital Markets Company	Italy	100.00%
	Italy Srl
	Capco Brasil Serviços E	Brazil	99.99%
	Consultoria Ltda
	The Capital Markets Company BV (1)	Belgium	100.00%
PT. WT Indonesia		Indonesia	99.60%
Rainbow Software LLC		Iraq	100.00%
Wipro Arabia Limited		Saudi Arabia	66.67%
	Women’s Business Park	Saudi Arabia	100.00%
	Technologies Limited
Wipro Doha LLC		Qatar	100.00%
Wipro Financial Outsourcing		U.K.	100.00%
Services Limited
	Wipro UK Limited	U.K.	100.00%
Wipro Gulf LLC		Sultanate of Oman	99.98%
Wipro Information Technology		Netherlands	100.00%
Netherlands BV.
	Wipro Gulf LLC	Sultanate of Oman	0.02%
	Wipro Technologies SA	Argentina	2.62%
	Wipro (Thailand) Co. Limited	Thailand	0.03%
	Wipro Technologies GmbH	Germany	14.87%
	Wipro Do Brasil Sistemas De	Brazil	0.07%
	Informatica Ltda
	Wipro do Brasil Technologia Ltda (1)	Brazil	99.44%
	Wipro Information Technology	Kazakhstan	100.00%
	Kazakhstan LLP
	Wipro Outsourcing Services	Ireland	100.00%
	(Ireland) Limited
	Wipro Portugal S.A. (1)	Portugal	100.00%
	Wipro Solutions Canada Limited	Canada	100.00%
	Wipro Technologies Limited	Russia	99.99%
	Wipro Technologies Peru SAC	Peru	99.98%
	Wipro Technologies W.T.	Costa Rica	100.00%
	Sociedad Anonima
	Wipro Technology Chile SPA	Chile	100.00%
	Applied Value Technologies B.V.	Netherlands	100.00%
Wipro IT Service Ukraine, LLC		Ukraine	100.00%
Wipro IT Services Poland SP Z.O.O		Poland	100.00%
Wipro IT Services S.R.L.		Romania	100.00%
Wipro Regional Headquarter		Saudi Arabia	100.00%
Wipro Technologies Australia Pty Ltd		Australia	100.00%
	Wipro Ampion Holdings Pty Ltd (1)	Australia	100.00%
Wipro Technologies SA		Argentina	97.38%
Wipro Technologies SA DE CV		Mexico	91.08%
Wipro Technologies South Africa (Proprietary) Limited		South Africa	69.42%

		Wipro Technologies Nigeria Limited	Nigeria	99.84%
	Wipro Technologies SRL		Romania	100.00%
	Wipro (Thailand) Co. Limited		Thailand	99.97%
	Wipro Shanghai Limited		China	84.63%
	Wipro Technologies Nigeria Limited		Nigeria	0.16%
	Wipro Technologies Limited		Russia	0.01%
	Wipro Technologies Peru SAC		Peru	0.02%
Wipro Japan KK			Japan	100.00%
Wipro Networks Pte Limited			Singapore	100.00%
	Applied Value Technologies Pte. Limited		Singapore	100.00%
	Wipro Chengdu Limited		China	91.04%
	PT. WT Indonesia		Indonesia	0.40%
	Wipro (Thailand) Co. Limited		Thailand	^
	Wipro (Dalian) Limited		China	100.00%
	Wipro Technologies SDN BHD		Malaysia	100.00%
	Wipro (Tianjin) Limited (3)		China	100.00%
Wipro Philippines, Inc.			Philippines	100.00%
Wipro Shanghai Limited			China	15.37%
Wipro Travel Services Limited			India	100.00%
Wipro, LLC			USA	100.00%
	Wipro Technologies SA DE CV		Mexico	8.92%
	Wipro Gallagher Solutions, LLC		USA	100.00%
	Wipro Insurance Solutions, LLC		USA	100.00%
	Wipro IT Services, LLC		USA	100.00%
		Aggne Global Inc.	USA	60.00%
		Cardinal US Holdings, Inc.(1)	USA	100.00%
		Edgile, LLC	USA	100.00%
		HealthPlan Services, Inc. (1)	USA	100.00%
		Infocrossing, LLC	USA	100.00%
		International TechneGroup	USA	100.00%
		Incorporated (1)
		Wipro NextGen Enterprise Inc. (1)	USA	100.00%
		Rizing Intermediate Holdings, Inc. (1)	USA	100.00%
		Wipro Appirio, Inc. (1)	USA	100.00%
		Wipro Designit Services, Inc. (1)	USA	100.00%
		Wipro Telecom Consulting LLC	USA	100.00%
		Wipro VLSI Design Services, LLC	USA	100.00%
		Applied Value Technologies, Inc.	USA	100.00%
Aggne Global IT Services Private Limited			India	60.00%
Wipro, Inc.			USA	100.00%
	Wipro Life Science Solutions, LLC		USA	100.00%
Wipro Connected Services, Inc.			USA	100.00%
(Formerly known as Harman
Connected Services, Inc.) (4) (5)
	Harman Connected Services Mauritius Pvt Ltd.		Mauritius	100.00%
		Harman Connected Services Corporation India Pvt. Ltd.	India	98.40%
	Harman Connected Services		India	1.60%
	Corporation India Pvt. Ltd.
	Wipro Connected Services		USA	100.00%
	Engineering Corp. (Formerly
	known as Harman Connected
	Services Engineering Corp.)
	Harman Connected Services UK Limited		UK	100.00%
		Harman Connected Services Morocco	Morocco	100.00%

	Wipro Connected Services US		USA	100.00%
	Midco LLC (Formerly known as
	Harman Connected Services US Midco LLC)
		Harman Connected Services AB (1)	Sweden	100.00%
The Wipro SA Broad Based
Ownership Scheme Trust
	Wipro SA Broad Based Ownership			100.00%
	Scheme SPV (RF) (PTY) LTD
		Wipro Technologies South Africa (Proprietary) Limited	South Africa	30.58%

^ Value is less than 0.01%

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)	Grove Holdings 2 S.á.r.l. has transferred its entire shareholding in Capco Consulting Middle East FZE to Wipro IT Services UK Societas, effective September 19, 2025.
(3)	Wipro (Tianjin) Limited has been incorporated with effect from May 23, 2025, which is 100% held by Wipro Networks Pte Limited.
(4)	The Company, through its subsidiaries, has acquired 100% shareholding in Harman Connected Services Inc. and its subsidiaries, effective December 1, 2025.
(5)	Wipro Digital Inc., a wholly owned subsidiary, has merged with Harman Connected Services Inc., a step-down subsidiary, effective December 1, 2025.
(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A. and Harman Connected Services AB are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Cardinal US Holdings, Inc.			USA
	Capco Consulting Services LLC		USA	100.00%
	Capco RISC Consulting LLC		USA	100.00%
	The Capital Markets Company		USA	100.00%
	LLC
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance		USA	100.00%
	Agency, LLC
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.	100.00%
	ITI Proficiency Ltd		Israel	100.00%
	MechWorks S.R.L.		Italy	100.00%
Wipro NextGen Enterprise Inc.			USA
	LeanSwift AB		Sweden	100.00%
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka	100.00%
		Attune Netherlands B.V. (6)	Netherlands	100.00%
	Rizing Solutions Canada Inc.		Canada	100.00%
	Rizing LLC		USA	100.00%
		Rizing B.V.	Netherlands	100.00%
		Rizing Consulting Ireland Limited	Ireland	100.00%
		Rizing Consulting Pty Ltd.	Australia	100.00%
		Rizing Geospatial LLC	USA	100.00%
		Rizing GmbH	Germany	100.00%
		Rizing Limited	U.K.	100.00%
		Rizing Consulting USA, LLC	USA	100.00%
		(Formerly known as Rizing
		Consulting USA, Inc.)
		Rizing Pte Ltd. (6)	Singapore	100.00%

The Capital Markets Company BV	CapAfric Consulting (Pty) Ltd		South Africa	100.00%
	Capco Belgium BV		Belgium	100.00%
		The Capital Markets Company s.r.o	Slovakia	15.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia	100.00%
	Capco Consultancy (Thailand) Ltd		Thailand	99.92%
	Capco Consulting Singapore Pte. Ltd		Singapore	100.00%
	Capco Greece Single Member P.C		Greece	100.00%
	Capco Poland sp. z.o.o		Poland	100.00%
	The Capital Markets Company		U.K.	100.00%
	(UK) Ltd
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
		The Capital Markets Company Limited	Hong Kong	0.01%
	The Capital Markets Company GmbH		Germany	100.00%
		Capco Austria GmbH	Austria	100.00%
	The Capital Markets Company Limited		Hong Kong	99.99%
	The Capital Markets Company Limited		Canada	100.00%
		Capco Brasil Serviços E Consultoria Ltda	Brazil	0.01%
	The Capital Markets Company S.á.r.l		Switzerland	100.00%
		Andrion AG	Switzerland	100.00%
	The Capital Markets Company S.A.S		France	100.00%
	The Capital Markets Company s.r.o		Slovakia	85.00%
Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia	100.00%
	Wipro Shelde Australia Pty Ltd		Australia	100.00%
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland	100.00%
		Wipro Appirio UK Limited	U.K.	100.00%
	Topcoder, LLC		USA	100.00%
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland	100.00%
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil	100.00%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	96.84%
Wipro Portugal S.A.			Portugal
	Wipro do Brasil Technologia Ltda		Brazil	0.56%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	3.09%
	Wipro Technologies GmbH		Germany	85.13%
		Wipro Business Solutions GmbH (6)	Germany	100.00%
		Wipro IT Services Austria GmbH	Austria	100.00%
Harman Connected Services AB			Sweden
	Harman Connected Services Solutions (Chengdu) Co. Ltd.		China	100.00%

(6)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd. and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries		Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Rizing Germany GmbH		Germany	100.00%
	Attune Italia S.R.L		Italy	100.00%
	Attune UK Ltd.		U.K.	100.00%
Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand	100.00%
	Rizing Philippines Inc.		Philippines	100.00%
	Rizing SDN BHD		Malaysia	100.00%
	Rizing Solutions Pty Ltd		Australia	100.00%
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania	100.00%

As at December 31, 2025, Wipro, LLC held 43.7% interest in Drivestream Inc. and Wipro IT Services LLC held 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

Vide the order dated June 06, 2025, the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2025.

30. Issue of bonus shares

During the year ended March 31, 2025, the company concluded bonus issue in the ratio of 1:1 i.e.1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on November 21, 2024. Subsequently, on December 4, 2024, the Company allotted 5,232,094,402 equity shares (including ADS) to shareholders who held equity shares as on the record date of December 3, 2024. The Company also allotted 1:1 bonus equity share on 1,274,805 equity shares (including ADS) under allotment as on the record date. Consequently, ₹ 10,467 (representing par value of ₹ 2 per share) was transferred from capital redemption reserves, securities premium and retained earnings to the share capital.

31. On November 21, 2025, the Government of India notified four Labour Codes, effective immediately, replacing the existing 29 labour laws. In accordance with IAS 19 – Employee benefits, changes to employee benefit plans arising from legislative amendments are treated as plan amendments, requiring immediate recognition of past service cost in the Statement of Income. This approach is consistent with the guidance issued by the Institute of Chartered Accountants of India.

The implementation of the Labour Codes has resulted in an increase of ₹ 3,028 in the provision for defined benefit obligation, which has been recognized as an employee benefit expense in the current reporting period. The Company continues to monitor the finalization of Central and State Rules, as well as Government clarifications on other aspects of the Labour Codes, and will incorporate appropriate accounting treatment based on these developments as required.

32. Events after the reporting period

The Board of Directors in their meeting held on January 16, 2026, declared an interim dividend of ₹ 6 /- (U.S.$ 0.07) per equity share and ADR (300% on an equity share of par value of ₹ 2 /-).

As per our report of even date attached	For and on behalf of the Board of Directors
for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN:00009627)	Managing Director
(DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815			Membership No.: F4129
Bengaluru
January 16, 2026